Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

DCNG

iPath® Seasonal Natural Gas ETN

ETN Description

The iPath® Pure Beta Seasonal Natural Gas ETN (the “ETNs”) is designed to provide investors with exposure to the Barclays Natural Gas Seasonal Total Return. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index between the inception date and the applicable valuation date. The prices of physical commodities comprising the underlying index can fluctuate widely which will, in turn may affect the market price of the ETNs linked to the underlying index.

An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus.

Index Description

The Barclays Natural Gas Seasonal Total Return Index (the “Index”) reflects the returns that are potentially available by maintaining an unleveraged investment in a rolling position in Henry Hub Natural Gas futures contracts plus the rate of interest that could be earned on cash collateral invested in specified Treasury Bills. The Index is composed of a single Natural Gas futures contract that expires in December and rolls annually. In October of each year the Index closes out its position in the current year’s December contract and rolls into a Natural Gas futures contract expiring in December of the next calendar year. Therefore, during the roll period, the Index may be composed of two futures contracts. Owning the ETNs is not the same as owning interests in the commodities futures contracts comprising the Index or a security directly linked to the performance of the Index.

ETN Details

Ticker DCNG

Intraday Indicative Value Ticker DCNG.IV

CUSIP 06740P239

ISIN US06740P2395

Primary exchange NYSE Arca

Investor Fee Rate1 0.75% per annum

Futures execution cost2 0.10% per annum

Inception date 4/20/2011

Maturity date 4/18/2041

Issuer Barclays Bank PLC

Callable ETN Yes

Index Details

Index name Barclays Natural Gas Seasonal TR

Composition Futures contracts on natural gas

Number of components 1

Bloomberg Index ticker BCC2NGST

Index inception date 2/28/2008

Index sponsor Barclays Risk Analytics and Index Solutions Limited (BRAIS)

1 The investor fee rate per ETN is equal to 0.75% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee per ETN will be equal to (1) the investor fee rate times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index to which those ETNs are linked on such index business day divided by (2) the closing level of such underlying Index on the immediately preceding index business day.

2 The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost on the inception date was zero. On each subsequent calendar day until maturity or early redemption, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

DCNG

Cumulative Return

Index Composition

iPath® Seasonal Natural Gas ETN

Barclays Natural Gas Seasonal TR

Source: Barclays, as of 6/30/2014. Index composition is subject to change.

Source: Barclays, BlackRock (based on daily returns since ETN inception date; 04/20/11-06/30/14).

Annualized Performance, Standard Deviation And Correlation History

Return % 3-month Return % 6-month Return % 1-Year Return % Annualized Since ETN Inception 04/20/11 Return % Annualized Standard Deviation % Annualized3 Index Correlations4

iPath® Seasonal Natural Gas ETN -1.67 -1.59 4.68 8.21 -14.53 19.71 0.98

Barclays Natural Gas Seasonal TR -1.60 -1.38 5.12 9.14 -13.81 21.56 1.00

S&P 500® TR Index 2.07 5.23 7.14 24.61 15.38 12.26 0.10

MSCI EAFE TR Index 0.96 4.09 4.78 23.57 7.34 19.49 0.22

MSCI Emerging Markets TR IndexSM 2.66 6.60 6.14 14.31 -1.41 16.34 0.13

Barclays U.S. Aggregate Bond TR Index 0.05 2.04 3.93 4.37 3.97 2.77 0.14

Bloomberg Commodity Index Total ReturnSM 0.60 0.08 7.08 8.21 -7.45 14.74 0.40

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed darkets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets IndexSM is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total ReturnSM reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.

3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/11-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

4 Correlations based on monthly returns for 06/11-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

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Benefits Risks

May provide portfolio diversification and completion* No principal protection

Ability to execute tactical views Credit risk of the issuer

Interest Rate Management Concentration of index exposure

Hedging Tool Minimum number of ETNs required to redeem directly with issuer**

Exchange listed Market risk

Daily redemption capabilities directly to issuer** Yearly fee and applicable costs

No tracking error to their specified underlying index***

* Diversification does not protect against market risk.

**Subject to notification requirements described in the applicable prospectus, a holder must redeem at least 50,000 iPath ETNs of the same series at one time in order to exercise the right to redeem the ETNs on any redemption date.

*** Excluding fees and applicable costs and applies only to the indicative value, not necessarily to the secondary market price. Tracking error refers to the under/over performance differential of an ETN versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

The Barclays Natural Gas Seasonal TR Index Contains a Futures Contract that Rolls on an Annual Basis: This index maintains its position in Natural Gas futures by rolling into a new Natural Gas contract with a December expiration on an annual basis. Accordingly, ETNs linked to this index are less exposed to short-term factors and if there are short-term gains in the price of Natural Gas or Natural Gas futures, the index and the value of such ETNs may not benefit from such developments.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

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Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Barclays Natural Gas Seasonal TR Index is a trademark of Barclays Bank PLC.

© 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0738-1014

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Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com